MC



10035335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCCI, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 MAIDEN LANE, SUITE 2201
(No. and Street)

NEW YORK (City) NEW YORK (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY W. AZRILIANT (212)869-8223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDENY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 West 44th Street, Suite 1100 (Address), New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK A. NAUMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCCI, LTD, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

MARSHALL S. MADDOX
NOTARY PUBLIC OF NEW JERSEY
I.D. 2095356
MY COMMISSION EXPIRES DEC. 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCCI, LTD.

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2009

Sidney W. Azriliant, CPA, P.C.
The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

To The Board of Directors
KCCI, LTD.

We have audited the accompanying Statement of Financial Condition of KCCI, Ltd. as of December 31, 2009 and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then noted. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCCI, Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



February 23, 2010

EXHIBIT A.

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2009

ASSETS

Current Assets		
Cash in the Bank	$ 1,245,853	
Accounts Receivable	185,276	
Deposit with Clearing Organization	150,000	
Total Current Assets		$ 1,581,129
Fixed Assets		
Leasehold Improvements	$ 3,312	
Total Fixed Assets		$ 3,312
Other Assets		
Security Deposit	$ 30,288	
Receivables from Non-Customers	2,552	
Other Nonallowable Assets	21,945	
Total Other Assets		$ 54,785
LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 1,639,226**
Current Liabilities		
Accrued Accounts Payable	$ 572,422	
Total Current Liabilities		$ 572,422
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Capital Stock Issued:		
200 Shares Authorized		
20 Shares Issued & Outstanding (npv)	$ 20,000	
Additional Paid-In Capital	200,000	
Retained Earnings	846,804	
Total Stockholders' Equity		$ 1,066,804
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 1,639,226**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

KCCI, Ltd.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the Year Ended December 31, 2009

INCOME		
Commissions and Floor Brokerage	$4,205,592	
Less: Commissions Paid to Other Broker/Dealers	1,356	
Net Commissions Income		$ 4,204,236
Interest Earned on Firm Deposit And Clearance Accounts		3,258
TOTAL INCOME		**$ 4,207,494**
OPERATING EXPENSES		
Employees' Compensation & Benefits	$ 2,223,473	
Selling, General & Expenses	2,052,476	
Regulatory Fees & Expenses	39,553	
Total Operating Expenses (Note 5):		**$ 4,315,502**
NET INCOME (LOSS) FOR YEAR (Note 6):		$ (108,008)
Retained Earnings -- January 1, 2009		954,812
Retained Earnings -- December 31, 2009		$ 846,804

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

KCCI, Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2009

Balance -- Beginning of Year (January 1, 2009)	$	1,174,812
Net Income (Loss) per Exhibit B		(108,008)
Balance -- End of Year (December 31, 2009)	$	1,066,804

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

KCCI, Ltd.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Year Ended December 31, 2009

Balance -- Beginning of Year (January 1, 2009)	$ - 0 -
Qualified Debt Paid During Year	- 0 -
Balance -- End of Year (December 31, 2009)	$ - 0 -

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

KCCI, Ltd.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:			
Net Income (Loss) Per Exhibit B		$	(108,008)
Changes in Assets & Liabilities			
Decrease in Accounts Receivable	179,426		
Decrease in Accounts Payable	(324,382)		
Decrease in Fixed Assets	18,486		
Increase in Other Assets	(24,497)		(150,967)
Net Cash From Operating Activities:		**$**	**(258,975)**
Net Changes in Cash & Equivalents:			(258,975)
Cash Balance -- Beginning of Year (January 1, 2009)			1,504,828
Cash Balance -- Ending of Year (December 31, 2009)		$	1,245,853

Supplemental disclosure of cash flow information:

Cash paid during year for:

Interest	$	513
Corporate Income & Franchise Taxes		126

The accompanying notes to financial statements are an integral part of this report.

KCCI, LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 – Date of Incorporation

The Corporation was incorporated in New York State on March 1, 1976 under the name of F. A. Christensen, Inc. It operated under the name of F. A. Christensen, Inc. until October 5, 1989, when it amended its Certificate of Incorporation and changed its name to Global Execution Services, Inc. On November 3, 1989, the name of the Corporation was changed to Kelly, Carroll & Christensen, Inc. and it changed to Kelly & Christensen, Inc., and then KCCI, Ltd. thereafter. The corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 80 Maiden Lane, Suite 2201, New York, NY 10038. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Pershing on a fully disclosed basis.

Note 2 – Commitments and Contingencies

The Corporation has its corporate offices at 80 Maiden Lane, Suite 2201, New York, NY 10038.

Note 3 – Insurance

The Corporation obtained a one-year renewable Stockbrokers Blanket Bond from St. Paul Fire and Marine Insurance and it has been renewed every year since. The policy has a limit of liability totaling $150,000 and it is subject to a loss deductible of $5,000.

Note 4 – Net Capital Requirements

The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $38,161. At December 31, 2009 the Corporation had net capital of $1,008,707.

Note 5 – Commitments and Contingencies

The office location at 80 Maiden Lane, New York, NY has a Seven (7) year lease at $10,081.53 per month expiring in 2012 with an annual base of $120,978.

Note 6 – Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Firm is engaged in various brokerage activates servicing a diverse group of domestic corporations, institutional and individual

investors and other brokers and dealers. The firm executes transactions and introduces them for clearance to another NYSE/FINRA member firm on a fully disclosed basis. The firm's Exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations, The Firm, through its clearing broker, seeks to control the aforementioned risks by requiring clients and Counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines, The Firm's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary, The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Schedule 1.

KCCI, Ltd.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

As at December 31, 2009

Computation of Net Capital		
Total Stockholder's Equity -- Exhibit A	$	1,066,804
Subordinated Debt		- 0 -
Non-Allowable Assets		58,097
Net Capital	**$**	**1,008,707**

Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	38,161
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	970,546
Percentage of Aggregate Indebtedness to Net Capital		**56.75%**

The accompanying notes to financial statements are an integral part of this report.

Schedule 2.

KCCI, Ltd.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at December 31, 2009

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, Ltd.

In accordance with Rule 17a-5-(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of the Securities Investor Protection Corporation assessments and payments of KCCI, Ltd. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5-(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, Ltd. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



February 23, 2010

SIDNEY W. AZRILIANT
ATTORNEY AT LAW
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, LTD.
New York, New York

In planning and performing our audit of the financial statements of KCCI, Ltd. as of December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCCI, Ltd. that we considered relevant to the objectives stated I Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SIDNEY W. AZRILIANT, CPA, P.C.



February 23, 2010

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

KCCI, Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of KCCI, LTD. for the year ended December 31, 2009 Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2009 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, LTD. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



February 23, 2010